August 29, 2013

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pamela A. Long

Re:	Tronox Finance LLC

Registration Statement on Form S-4

File No. 333-188224

Dear Ms. Long:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Tronox Finance LLC, a Delaware limited liability company (“Tronox Finance”) and Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (“Tronox Limited” and together with Tronox Finance and each of the guarantors listed on Schedule A hereto, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-188224), as amended (the “Registration Statement”), to 4:30 p.m. Eastern Time, on Tuesday, September 3, 2013 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrants acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901

Please contact Christian O. Nagler of Kirkland & Ellis LLP, outside counsel to the Registrants, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

By:	/s/ Michael J. Foster
Name:	Michael J. Foster

cc:	Christian O. Nagler

Kirkland & Ellis LLP

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901

Schedule A

Guarantors	Jurisdiction of Organization
Tronox Incorporated	Delaware
Tronox LLC	Delaware
Tronox US Holdings Inc.	Delaware
Tronox Australia Holdings Pty Limited	Western Australia, Australia
Tronox Australia Pigments Holdings Pty Limited	Western Australia, Australia
Tronox Global Holdings Pty Limited	Western Australia, Australia
Tronox Limited	Western Australia, Australia
Tronox Pigments Australia Holdings Pty Limited	Western Australia, Australia
Tronox Pigments Australia Pty Limited	Western Australia, Australia
Tronox Pigments Western Australia Pty Limited	Western Australia, Australia
Tronox Pigments LLC	Western Australia, Australia
Tronox Sands Holdings Pty Limited	Western Australia, Australia
Tronox Western Australia Pty Ltd	Western Australia, Australia
Tronox Worldwide Pty Limited	Western Australia, Australia
Tronox Holdings (Australia) Pty Limited	Western Australia, Australia
Tronox Investments (Australia) Pty Ltd	Western Australia, Australia
Tronox Australia Sands Pty Ltd	Western Australia, Australia
Ticor Resources Pty Ltd	Western, Australia, Australia
Ticor Finance (A.C.T.) Pty Ltd	Western Australia, Australia
Tronox Sands Holdings Pty Limited	Western Australia, Australia
TiO2 Corporation Pty Ltd	Western Australia, Australia
Yalgoo Minerals Pty. Ltd.	Australia
Tific Pty. Ltd.	Australia
Synthetic Rutile Holdings Pty Ltd	Australia
Senbar Holdings Pty Ltd	Australia
Pigment Holdings Pty Ltd	Australia
Tronox Mineral Sales Pty Ltd	Australia
Tronox Management Pty Ltd	Australia
Tronox International Finance LLP	United Kingdom
Tronox Pigments Ltd.	Bahama Islands
Tronox Holdings Europe C.V.	The Netherlands
Tronox Holdings Coöperatief U.A.	The Netherlands

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901